Exhibit 99.1

CURALEAF HOLDINGS, INC.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR
(the “Notice”)

To:	Antares Professional Corporation, Chartered Professional Accoutants

And To:	PKF O’Connor Davies, LLP

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102")

Curaleaf Holdings, Inc. (the "Company") hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.	At the request of the Company, Antares Professional Corporation, Chartered Professional Accountants (the "Former Auditor"), resigned as the Company’s independent auditor effective August 9, 2022 (the "Effective Date").

2.	On the Effective Date, the Company appointed PKF O’Connor Davies, LLP (the "Successor Auditor") to fill the vacancy created by the resignation of the Former Auditor, and to hold such position until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of the Former Auditor as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company were considered and approved by the Board of Directors of the Company.

4.	The Former Auditor has not expressed any modified opinion in its reports for the Company's two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Effective Date.

5.	In the opinion of the Board of Directors of the Corporation, no “reportable event” as defined in NI 51-102 has occurred since the date of the Former Auditor’s appointment.

DATED August 9, 2022

CURALEAF HOLDINGS, INC.

Per:	“Neil Davidson” Neil Davidson Interim Chief Financial Officer